CONFIDENTIAL TREATMENT REQUESTED
BY SOURCEFORGE, INC.: LNUX - 0001

CERTAIN PORTIONS OF THIS LETTER AND ITS APPENDICES HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

April 10, 2009

Via EDGAR and Overnight Courier

Ms. Kathleen Collins
Ms. Melissa Feider
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	SourceForge, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2008
Filed October 14, 2008
File No. 000-28369

Dear Ms. Collins:

This letter is being submitted on behalf of SourceForge, Inc. (“we,” the “Company,” the “Registrant,” or “SourceForge”), in response to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated March 24, 2009, relating to the Company’s Form 10-K for the fiscal year ended July 31, 2008 filed October 14, 2008.  In this letter we have recited the Staff’s comments in bold type above our responses to such comments.

Because of the commercially sensitive nature of portions of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment for portions of this letter and the supplemental materials delivered to the Staff in connection herewith pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act.  For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

Securities and Exchange Commission
April 10, 2009

Form 10-K for the Fiscal Year Ended July 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

1.
Please consider expanding your “Overview” section to include a discussion of the material opportunities, challenges and risks on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.  Refer to Release No. 33-8350.  Perhaps most significantly, we note that you report a significant net loss this year, but your overview does not mention this trend reversal from being profitable in the prior two fiscal years, or explain the reasons for it.

Response:  The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that in future filings the Company will expand the “Overview” section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to include, where material, a discussion of the opportunities, challenges and risks on which the Company’s executives are most focused for both the short and long term.

With respect to the Company’s transition to a loss position for the period covered by the Form 10-K for the Company’s fiscal year ended July 31, 2008 (the “2008 10-K”), the Company supplementally advises the Staff that the material sources that contributed to the reversal from profitability to a loss situation were increases in: general and administrative expenses of $4.7 million; sales and marketing expenses of $2.2 million; and restructuring expenses of $2.2 million, each of which is further described in separate sub-sections of MD&A.

The Company’s goal in its “Overview” presentation is to provide a review of the most important matters upon which the Company’s management focuses when evaluating the Company’s financial condition and operating performance and to provide context for the discussion and analysis of the Company’s financial statements, without duplicating the more detailed discussion and analysis contained in the portions of MD&A that follow the “Overview” section.  For example, the Company provided greater detail about the portion of the costs that contributed to the Company’s loss in the fiscal year ended July 31, 2008 in its discussion of its General and Administrative Expenses, where it describes several one-time expenditures that had a short term impact on the results of the Company’s operations, rather than in the “Overview” section.

In the 2008 10-K, the Company’s focus in the “Overview” section was on the Company’s overall business operations and net revenues.  These matters were chosen as the focus of the “Overview” section in order to (i) provide context for the discussion and analysis of the Company’s financial statements by describing the Company’s business and (ii) highlight the Company’s revenue from continuing operations, which was the key metric upon which the Company’s management was focused at that time when evaluating the Company’s financial condition and operating performance.

Securities and Exchange Commission
April 10, 2009

Results of Operations, page 23

2.
Your discussion of the results of operations frequently does not quantify sources of material changes.  For example, refer to disclosure on page 24 addressing the increase in cash advertising revenue.  Please note that prefacing the reference to sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change.  In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms.  Refer to the guidance of Section III.D of SEC Release No. 34-26831.  Please consider quantifying the sources of material changes and offsetting factors.  Also, please note that this comment applies to your filings on Form 10-Q as well.

Response:  The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that in future filings the Company will place added focus on quantifying sources of material changes, including, where material, quantifying each factor that contributed to or offset a material change, and will avoid the use of qualifying terms such as “primarily” to the extent that the use of such terms may make it more difficult for readers to identify material sources of a particular change.  The Company also supplementally advises the Staff that it has reviewed MD&A as it relates to Cash Based Advertising, and while there are some customers who increased their spending, other customers reduced their spending.  Management does not consider this to be a trend; rather, management considers this to be a reflection of the usual ebb and flow of business, where customers vary their spending based on their needs and the type of advertising campaigns they are running.

Item 9A.  Controls and Procedures

Limitations on Effectiveness of Controls, page 65

3.
We note your disclosure that your disclosure controls and procedures “can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.”  Please clarify, if true, the conclusions of the principal executive and principal financial officer that your disclosure controls and procedures are effective at the reasonable assurance level.  Refer to Section II.F.4 of SEC Release 33-8238.  This comment also applies to your 10-Qs for the quarterly periods ended January 31, 2009 and October 31, 2008.

Response:  The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company’s principal executive officer and principal financial officer have reviewed the Company’s disclosure controls and procedures and have concluded that although such disclosure controls and procedures can provide only reasonable, not absolute, assurance that the control system’s objectives will be met, such controls and procedures are effective at the reasonable assurance level. In future filings in which the Company discusses its disclosure controls and procedures and indicates that such disclosure controls and procedures can provide only reasonable and not absolute assurance that the control system’s objectives will be met, the Company will include disclosure relating to the conclusions of its principal executive officer and principal financial officer with respect to whether such disclosure controls and procedures are effective at the reasonable assurance level.

Securities and Exchange Commission
April 10, 2009

Note 11.  Discontinued Operations, page 62

4.
We note that in April 2007, the Company sold substantially all of the assets and certain liabilities of your Software business to CollabNet, Inc. in exchange for 11,737,777 shares of CollabNet’s Series C-1 Preferred Stock, which was valued at $6.6 million.  Tell us how you determined the fair value of the preferred stock received in this transaction and provide any documentation that supports your valuation.  Please include a copy of CollabNet’s most recently available financial statements.  Also, please provide documentation to support your calculation that the Company owns 9% of the outstanding capital stock of CollabNet.

Response:  The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that when determining the fair value of the shares of CollabNet’s Series C-1 Preferred Stock (such shares, the “CollabNet Shares”) that the Company received in the CollabNet transaction, the Company’s management considered all factors that it deemed to be relevant in valuing the CollabNet Shares, including, but not limited to: CollabNet’s financial condition, stage of development, and business outlook; the rights, privileges and preferences of CollabNet’s Series C-1 Preferred Stock and other securities; the risk factors relevant to CollabNet’s business; and a valuation report prepared by Columbia Financial Advisors (the “Independent Valuation Firm”), an independent third-party valuation firm, engaged by the Company to prepare a valuation analysis of the fair market value of CollabNet’s Series C-1 Preferred Stock. A copy of the Independent Valuation Firm’s valuation report with respect to the CollabNet Shares is attached hereto as Exhibit A for your reference.  Additionally, the Company has included as Exhibit B and Exhibit C, respectively, copies of (i) CollabNet’s most recently available financial statements, dated February 28, 2009, as well as CollabNet’s financial statements dated December 31, 2005 and March 31, 2007, which represent the CollabNet financial statements the Company originally utilized in determining the valuation and CollabNet’s most recent audited financial statements, respectively, and (ii) a copy of the CollabNet capitalization table as of July 31, 2008, which was utilized by the Company in determining its percentage ownership interest in CollabNet.

Securities and Exchange Commission
April 10, 2009

Item 11.  Executive Compensation (incorporated from definitive proxy materials)

Base Salary and Variable Incentive Awards

Variable Incentive Awards, page 17

5.
We note that incentive bonus compensation is awarded based upon the achievement (or non-achievement) of non-GAAP earnings and revenue targets.  You should disclose the non-GAAP earnings and revenue targets.  If you are relying on Instruction 4 to Item 402(b) to omit these target levels, you should provide us with your competitive harm analysis, and you should disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target levels.

Response:  The Company respectfully confirms that it relied on Instruction 4 to Item 402(b) of Regulation S-K to omit the earnings and revenue targets and that it has a competitive harm analysis that supports its reliance on that instruction.

Disclosure of Performance Targets

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder.  Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public.  For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential.  Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d. Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Commercial or Financial Information.  The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them.  Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983).  Examples of items generally regarded as commercial or financial information include: business sale statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition.  See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986).  Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”

During fiscal 2008, the performance objectives for the Company’s named executive officers were to achieve certain financial targets projected in the Company’s internal operating plan. In addition, notwithstanding the level of achievement of the performance goals, the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) had the discretion to increase or decrease the bonus amount payable to each named executive officer based on factors determined by the Compensation Committee. The target levels of the performance objectives specifically relate to the Company’s commercial operations and its financial condition. As such, the target levels constitute “commercial or financial information" under Exemption 4.

Securities and Exchange Commission
April 10, 2009

Provided by a Person.  Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person.  The Landfair court stated that the term “person” refers to a wide range of entities, including corporations.  645 F. Supp. at 327.  The Company, from whom the information is obtained, is a corporation, and therefore is a person within the meaning of Exemption 4.  Accordingly, the second prong under Exemption 4 has been satisfied.

Privileged or Confidential Information.  Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained.  S. Rep. No. 813, 89th Cong, 1st Sess. 9 (1965).  See also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974).  Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality.  Public Citizen, 704 F.2d at 1291.

As noted in the Company’s Definitive Proxy Statement filed on Schedule 14A with the Commission on October 21, 2008 (the “Proxy Statement”), depending on the named executive officer, the performance objectives are based on the achievement of certain financial targets in the Company’s internal operating plan, specifically non-GAAP earnings and revenue targets. The Company’s internal operating plan, and consequently the target levels of the performance objectives, represent the Company’s confidential internal goals for its business, financial and operational strategies. None of this information is released or disclosed to the public.

The Company believes that disclosure of the performance targets would cause substantial harm to its competitive position. If the Company is required to disclose the performance target levels, it would essentially be informing its competitors of its expectations, both historically and for the current fiscal year, for its business, financial and operational strategies. The disclosure of such performance targets would provide significant visibility into, and allow the Company’s competitors to reach significant conclusions about, its plans and priorities, including: plans for revenue growth; profitability, projected investment and increased operational focus; and allocation of resources within the Company.

Securities and Exchange Commission
April 10, 2009

The Company’s competitors could use such information to unfairly compete with the Company, which would clearly be harmful to the Company’s business and its future operations.  For example, competitors could use such information to recruit employees away from the Company or to retain their own employees by offering similar incentives.  In addition, competitors could implement tactics to prevent the Company from achieving its strategies.  For example, to the extent that the Company shifts its business, financial or operational strategies from one area of focus to another, such shift would likely be reflected in the annual operating plan and consequently the performance target levels.  The disclosure of such shift through the disclosure of performance target levels would give competitors notice of the Company’s plans, and place it at a strategic disadvantage comparatively to its competitors when attempting to execute its strategy.  In addition, the Company’s competitors that are not publicly traded have no comparable reporting requirements.  Disclosure of the Company’s performance target levels without a corresponding opportunity to access similar information from its competitors would place the Company at a strategic disadvantage.

Furthermore, disclosure of historical performance target levels would allow competitors to forecast or extrapolate the Company’s business model to future periods and subject the Company to similar risks.  The Company may also have multi-year strategies that would be harmed by disclosure of historical performance targets.

The Company believes disclosure of the performance targets will make it substantially more difficult for it to achieve its business, financial and operational strategies and will cause significant economic harm to its competitive position, which would be harmful to its stockholders.  The Company believes that access to its performance target levels by its competitors would allow them to use the information against the Company, affecting its future plans and strategies and making its ability to achieve such plans and strategies increasingly difficult, which could be materially harmful to its future financial performance.  The Company believes this could result in a materially adverse impact on its stock price and negatively affect its stockholders.

Disclosure of the past year’s performance targets, although historical information, may nonetheless cause competitive harm to the Company and its stockholders. Access to this information by competitors would allow competitors to gain additional insight into the Company’s performance related to its performance goals.  Whether or not any given performance goals are achieved, the disclosure of these goals in a subsequent year will provide the Company’s competitors with valuable information regarding the Company’s strategic direction. Competitors would then be able to utilize this information and target the Company’s customers, design similar products, or alter the timing of the release of their own similar products. Thus, disclosure of the objectives, regardless of the weight of the objective in determining the individual’s payout, would clearly be harmful to the Company, its future operations, and its stockholders.

Moreover, the disclosure of the Company’s financial targets would be unnecessary and misleading to investors. During the fiscal year ended July 31, 2008, the Company provided quarterly guidance with respect to its business outlook, which informs investors of the Company’s expected performance. The financial targets in the performance goals are generally “stretch” goals, and therefore are unlikely to provide a realistic expectation of the Company’s financial performance. The disclosure of such targets would cause confusion in the investment community, especially as more realistic targets are already provided by the Company in its quarterly guidance, and may provide stockholders and potential investors with misleading information regarding the Company’s expectations of its financial performance. This would clearly be harmful to the Company and its stockholders.

Securities and Exchange Commission
April 10, 2009

Difficulty in Achieving Targets

The performance targets are set such that they are attainable only with significant effort while at the same time still making them achievable.  In addition to the performance targets, another component of the Company’s incentive compensation bonus programs (the “Incentive Programs”) is the Company’s performance against a profitability target in its internal operating plan.  The Company must achieve 70% of its profitability target in order for any named executive officer to receive that portion of their bonuses.

The targets for the Company’s Incentive Programs for fiscal 2008 recommended by management and set by the Compensation Committee were based in part on the financial performance achieved in the prior year as well as the growth objectives set forth in the Company’s operating plan.  Payout at target for fiscal 2008 required achievement above the levels achieved in fiscal 2007 and required sustained and superior performance in each business unit across the Company. [***]

Accordingly, for all of the reasons outlined above, the Company believes that disclosure of its performance targets would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).

6.
The method by which you calculate your variable incentive award should be clarified.  For instance in the case of Ms. Morris, you state that the target percentage of base salary is 50%, but the payout range as a percentage has a minimum of 70% of base salary.  Please advise.  Your disclosure should include a clear illustration of the method by which each actual incentive award was calculated.

Response:  The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff the heading of the column should read “Payout Percentage Range of Target Bonus” rather than “Payout Percentage Range of Base Salary.”  The Company believes that this revised column heading and the notes provide a clear description of how variable incentive awards are calculated.  In future filings the Company will make a concerted effort to ensure that the methodology by which it calculates variable incentive awards is presented in a manner that is understandable by readers and provides a clear illustration of the method by which each actual incentive award was calculated.

Securities and Exchange Commission
April 10, 2009

Related Party Transactions, page 32

7.
We note your statement that “there has not been nor is there currently proposed any transaction or series of similar transactions ... in which any ... holder of more than ten-percent of [our] Common Stock ... had or will have a direct or indirect material interest ....”  You are required to disclose transactions in which any holder of more than five percent of any class of your voting securities had or will have a direct or indirect material interest.  Please refer to Item 403(a) and Instruction 1(b)(i) of the Instructions to Item 404(a) of Regulation S-K.  Please refer to Item 403(a) and Instruction 1.b.i to Item 404(a) of Regulation S-K.  Please tell us whether you have any transactions to disclose using this standard, and please ensure that future filings include all required disclosure.

Response:  The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company will disclose transactions in which any holder of more than five percent of any class of the Company’s voting securities had or will have a direct or indirect material interest.  The Company supplementally advises the Staff that there were no such transactions during the period covered by the 2008 10-K.

Exhibit Index, page 72

8.
Throughout your Form 10-K, you refer to ThinkGeek, Inc. as your “E-commerce subsidiary.”  Please tell us what consideration you gave to filing a list of your subsidiaries as an exhibit.  Refer to Item 601(b)(21) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that ThinkGeek, Inc. is the Company’s only substantial subsidiary.  The Company did not previously include this single subsidiary in a list included as an exhibit to the 2008 10-K because it identified ThinkGeek, Inc. as a subsidiary in the body of the 2008 10-K and provided segment reporting for this entity and felt that this disclosure provided a clear picture of the nature of this subsidiary to readers.  In future filings the Company will identify ThinkGeek, Inc. as a significant subsidiary in the exhibit index.

9.
We note that you are substantially dependent on a single third-party contract fulfillment and warehouse provider for your E-commerce business.  Please advise whether you are substantially dependent upon this relationship for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:  The Company respectfully informs the Staff that it has entered into several separate and independent agreements with Dotcom Distribution, Inc. (the “Dotcom Agreements”).  The Company has concluded that the Dotcom Agreements are not required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K because the agreements are ordinary course agreements upon which the Company’s business is not substantially dependent and because filing the agreements would not provide further information relevant to an investor’s decision to purchase the Company’s securities.

Securities and Exchange Commission
April 10, 2009

Pursuant to Item 601(b)(10)(ii)(B), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.”  The rule provides examples of substantial dependence such as “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials” or any “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company believes that its fulfillment and distribution relationship with Dotcom is an ordinary course of business relationship for the Company. The Dotcom Agreements do not obligate the Company to purchase or sell a major part of the Company’s goods or services, nor do they involve the license to the Company of intellectual property on which its business depends.  In the event all of the Dotcom Agreements were terminated for any reason, the Company believes that its results of operations would not be materially affected.  Dotcom provides fulfillment services for the Company receiving product purchased from the Company’s vendors and shipping products to the Company’s customers as well as providing warehouse storage for the Company’s inventory.  The Company would need to procure its inventory and customers would need to obtain products, regardless of whether the Dotcom Agreements were in place or not.  Should any of the Dotcom Agreements expire or be terminated for any reason, we believe that arrangements could be made so that products which are currently shipped through Dotcom would be able to be shipped under substantially the same terms from another fulfillment vendor without substantial disruption to the Company.  For these reasons, the Company does not believe it is substantially dependent upon the Dotcom Agreements for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company also does not believe that disclosure of the Dotcom Agreements would provide information relevant to an investor’s decision to purchase the Company’s securities.  The Dotcom Agreements are generally standard “no commitment” fulfillment agreements containing basic provisions such as receiving, storing and shipping of products. The Dotcom Agreements do not require Dotcom to buy or sell any of the Company’s products; rather, such agreements set forth the performance terms to under which Dotcom processes receipts and shipments of the Company’s products.  The Company’s arrangements with Dotcom are non-exclusive, and the terms of the Dotcom Agreements are similar to other fulfillment/distribution agreements that the Company has entered into in the past and expects to continue to enter into in the future.  Accordingly, filing the Dotcom Agreements would not provide additional information relevant to an investor’s decision to purchase the Company’s securities.

For these reasons, the Company respectfully submits that filing the Dotcom Agreements as exhibits to the Company’s Form 10-K is not required under Item 601(b)(10)(ii)(B) of Regulation S-K and would not provide additional information to investors.

Securities and Exchange Commission
April 10, 2009

10.
Your Form 10-K and Definitive Proxy Statement make reference to “employment agreements,” but we are unable to locate any employment agreements filed as exhibits to your Form 10-K.  Please advise or file your employment agreements.  We do note that you have filed the Offer Letter with Mr. Neumeister, Jr.

Response:  The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that in future public filings on Form 10-K, we will file all employment agreements to which the Company is a party as required by Item 601(b)(10) of Regulation S-K.

11.
We note your use of the symbol “†” for your Master Lease Agreement with Renco Investment Company.  Please ensure that future filings provide a footnote explaining symbols used in your exhibit index, and tell us what this symbol denotes in the current filing.

Response:  The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the use of the symbol “†” was intended to denote that confidential treatment has been requested by the Company as to certain portions of the Master Lease Agreement with Renco Investment Company.  The Company still requires confidential treatment for such exhibit as the Master Lease Agreement is still in effect, and the Company believes that disclosure of the portions of the Master Lease Agreement for which the Company was granted confidential treatment would result in harm to the Company.  The Company will ensure that its future filings include footnotes to explain any symbols used in the exhibit index.

_________________________

In connection with SourceForge’s responses to the Staff’s comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 10, 2009

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

We would like to discuss these comments and responses at your earliest convenience.  David J. Segre at Wilson Sonsini Goodrich and Rosati, P.C., can be reached at (650) 320-4554, and I can be reached at (650) 694-2145.  Please feel free to contact either of us.

Sincerely, SOURCEFORGE, INC. /s/ PATRICIA S. MORRIS

Enclosures
cc:	Jeffrey Chalmers
Jay Seirmarco
David J. Segre

EXHIBIT A

VALUATION REPORT

[***]

EXHIBIT B

FINANCIAL STATEMENTS

[***]

EXHIBIT C

CAPITALIZATION TABLE

[***]